1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


RECEIVED
FEB 22 2002
140
WASH, D.C.
SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant's Name into English)

No.121 Park Avenue III
Science-Based Industrial Park
Hsin-chu, Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __V__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __V__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

TSMC Announces the information of 2002 Annual General Shareholders' Meeting

Science-Based Industrial Park, Hsin-Chu, Taiwan, Feb. 8, 2002 – Taiwan Semiconductor Manufacturing Company Ltd. (TSMC or the "Company") ("NYSE: TSM) announces the 2001 Annual General Shareholders' Meeting as follows:

- Meeting Date: May 7, 2002
- Meeting Time: 9:00 a.m.
- Meeting Place: The Auditorium of the Activity Center at Hsin-Chu Science-Based Industrial Park
- Record Date: March 9, 2002
- Share registrar closed for transfer: March 9, 2002 – May 7, 2002
- Agenda:

1. To report the business of 2001
2. Supervisors' review report
3. To report the status of acquisition or disposal of assets with related parties for 2001
4. To report the status of guarantee provided as of the end of 2001
5. To report the completion of issuance of TSMC's fifth Unsecured Corporate Bond of NT$15 billion
6. To accept 2001 Business Report and Financial Statements
7. To approve the proposal for distribution of 2001 profits
8. To approve the capitalization of 2001 dividends and employee profit sharing
9. To approve the revision of the Articles of Incorporation
10. To approve the revision of the Rules and Procedures of Shareholders' Meeting
11. To approve the revision of the Rules for Election of Directors and Supervisors
12. To elect additional Directors

The meeting notice and detail agenda will be mailed to investors together with TSMC 2001 Annual Report in April 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 20, 2002

By 

Harvey Chang
Senior Vice President & Chief Financial Officer